Exhibit 21.1

Subsidiaries of Registrant

Name	Jurisdiction of Incorporation/Organization

Composite Solutions, Inc.	Delaware

TPI Inc.	Delaware

TPI Technology, Inc.	Delaware

TPI Arizona, LLC	Delaware

TPI Iowa, LLC	Delaware

TPI China, LLC	Delaware

TPI Composites (Taicang) Company Limited	People’s Republic of China

TPI Wind Blade Dafeng Company Limited	People’s Republic of China

TPI Mexico, LLC	Delaware

TPI Mexico II, LLC	Delaware

TPI Composites S. de R.L. de C.V.	Mexico

TPI Composites II, S. de R.L. de C.V.	Mexico

TPI Turkey, LLC	Delaware

TPI Kompozit Kanat Sanayi Ve Ticaret A.S.	Türkiye

TPI Holdings Switzerland GmbH	Switzerland

TPI Composites India Private Limited	India